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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. )(1)


                     Hemlock Federal Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  423666-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Maureen G. Partynski
               5700 West 159th Street, Oak Forest, Illinois 60452
                                 (708) 687-9400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No. 423666-10-6                13D                   Page 2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Maureen G. Partynski

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, SC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

               _________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         51,173 (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    32,255 (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         47,045 (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    36,341 (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     83,428

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423666-10-6                 13D                   Page 3 of 10 Pages


Item 1.  Security and Issuer
----------------------------

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Hemlock Federal Financial Corporation ("Hemlock" or the "Company"), a Delaware corporation, located at 5700 West 159th Street, Oak Forest, Illinois 60452.

Item 2.  Identity and Background
--------------------------------

         The name and address of the person filing this statement is Maureen G. Partynski, 5700 West 159th Street, Oak Forest, Illinois 60452. Ms. Partynski is the Chairman of the Board and Chief Executive Officer of Hemlock. During the last five years, Ms. Partynski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

        Ms. Partynski is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

        Ms. Partynski has beneficial ownership of 83,428 shares of Common Stock. The beneficial ownership of the 83,428 shares of Common Stock is as follows:

CUSIP No. 423666-10-6                 13D                   Page 4 of 10 Pages

         Between March 1997 and the date hereof, Ms. Partynski has acquired, directly or indirectly, 29,050 shares at an aggregate cost of approximately $290,500. These shares were purchased in part through a home equity loan provided by Midamerica Federal Bank.

         From March, 1998 through the date hereof, Ms. Partynski has acquired 4,068 shares of Common Stock through the Hemlock Federal Financial Corporation Employee Stock Ownership Plan ("ESOP"), for which Bankers Trust, N.A. acts as trustee. These shares were purchased with funds contributed by Hemlock Federal Bank for Savings at no cost to Ms. Partynski.

         From March, 1997 through the date hereof, Ms. Partynski has acquired 21,241 shares of Common Stock through the Hemlock Federal Financial Corporation Profit Sharing Trust, for which Harris Bank acts as trustee. These shares were purchased with funds contributed by Hemlock Federal Bank for Savings, the subsidiary of the Company for an aggregate purchase price of 212,410.

         On October 22, 1997, Ms. Partynski was awarded 20,763 restricted shares of Common Stock through the Company's Recognition and Retention Plan. As of the date of this statement, 8,305 shares of Common Stock covered by the award have vested and are jointly owned by Ms. Partynski and her husband Jeffrey Partynski. The remaining 12,459 shares of Common Stock covered by the Recognition and Retention Plan are to vest equally on October 22, 2000, 2001 and 2002, subject to Ms. Partynski's continued service as a director of the Company. The award of restricted Common Stock was granted to Ms. Partynski at no cost to her.

         Also on October 22, 1997, Ms. Partynski was awarded 51,908 options to purchase the Company's Common Stock through the Company's 1995 Stock Option and Incentive Plan at an exercise price of $17.25 per share. As of the date of this statement, options to purchase 20,764 shares have vested with the remaining 31,144 options to purchase scheduled to vest equally on

CUSIP No. 423666-10-6                 13D                   Page 5 of 10 Pages


October 22, 2000, 2001 and 2002, subject to Ms. Partynski's continued service as a director of the Company.

Item 4.  Purpose of Transaction
-------------------------------

         All of the shares acquired by Ms. Partynski, directly or indirectly, were acquired for investment purposes. Ms. Partynski may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of Hemlock for investment purposes or dispose of shares of Hemlock. As a director, Ms. Partynski regularly explores potential actions and transactions which may be advantageous to Hemlock, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Hemlock.

         Except as noted above, Ms. Partynski has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of Hemlock, or the disposition of securities by Hemlock;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving Hemlock or any of its subsidiaries;

         (c) a sale or transfer of material amount of assets of Hemlock or any of its subsidiaries;

         (d) any change in the present board of directors or management of Hemlock, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 423666-10-6                 13D                   Page 6 of 10 Pages

         (e) any material change in the present capitalization or dividend policy of Hemlock;

         (f) any other material change in Hemlock's business or corporate structure;

         (g) changes in Hemlock's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Hemlock by any person;

         (h) causing a class of securities of Hemlock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Hemlock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

         (a) Ms. Partynski beneficially owns an aggregate of 83,428 shares of Common Stock, constituting 7.5% of the number of shares of such Common Stock outstanding on the date hereof.

         (b)  With   respect  to  the  83,428   shares  of  Common  Stock  owned
beneficially by Ms. Partynski, such amounts include:

                  (1) 51,173 shares of Common Stock over which Ms. Partynski has sole voting power. These 51,173 shares include: (i) 2,500 shares of Common Stock held for Ms. Partynski's minor son and over which Ms.
                           Partynski has sole voting power; (ii) options to purchase 20,764 shares of Common Stock, which upon exercise Ms. Partynski will have sole voting power;
                           (iii) 21,241 shares of Common Stock held through the Hemlock Federal Financial Corporation

CUSIP No. 423666-10-6                 13D                   Page 7 of 10 Pages

                           Profit Sharing Trust; (iv) 2,600 shares of Common Stock held by Ms. Partynski in her Individual Retirement Account; and (v) 4,068 shares of Common Stock held through the Hemlock Federal Financial Corporation
                           ESOP.

                  (2) 32,255 shares over which Ms. Partynski has shared voting power. Of the 32,255 shares, Ms. Partynski jointly owns 8,305 shares of Common Stock with her spouse, Jeffrey J. Partynski, whose address is 13755 Teakwood, Lockport, Illinois. Mr. Partynski is a project manager/engineer for a fitness company. Ms. Partynski also has shared voting power over 20,750 shares of Common Stock owned by Mr. Partynski individually, and 3,200 shares of Common Stock, which Mr. Partynski holds as custodian for their minor daughter.

                                    During the last five  years,  Mr.  Partynski
                           has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mr. Partynski is a citizen of the United States of America.

                  (3)      47,045   shares  of  Common   Stock  over  which  Ms.
                           Partynski has sole dispositive power. These 47,045 shares include the shares set out in

CUSIP No. 423666-10-6                 13D                   Page 8 of 10 Pages


                           paragraph (1) above, except for the 4,068 shares of Common Stock held in the Hemlock Federal Financial Corporation ESOP. (See Paragraph (5) below.)

                  (4) 36,341 shares of Common Stock over which Ms. Partynski has shared dispositive power. These 36,341 shares include the 32,255 shares set out in paragraph
                           (2) above. The 36,341 shares also include the 4,086 shares of Common Stock held through the Hemlock Federal Financial Corporation
                           ESOP.  (See Paragraph (5) below.)

                  (5) 4,068 shares of Common Stock over which Ms. Partynski has sole voting and shared dispositive power, with First Bankers Trust, N.A. First Bankers Trust, N.A. is an Illinois chartered bank with its principal business address at 2321 Koch's Lane, P.O. Box 3566, Quincy, Illinois 62305-3566.

         (c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Ms. Partynski.

         Not included in the above amount are options to purchase 10,382 shares of Common Stock granted to Ms. Partynski pursuant to the Company's 1995 Stock Option and Incentive Plan, or 4,153 shares of Common Stock granted to Ms. Partynski pursuant to the Company's Recognition and Retention Plan. These shares are scheduled to vest on October 22, 2000. Therefore, on October 22, 2000, Ms. Partynski will be deemed to be the beneficial owner of 97,963 shares of Common Stock. Assuming the Company's aggregate number of issued and outstanding shares of Common Stock remains at 1,109,485 shares (the number of issued and outstanding shares of Common Stock as of the date of this filing, exclusive of the unvested options) and that there are no other changes in Ms.

CUSIP No. 423666-10-6                 13D                   Page 9 of 10 Pages


Partynski's beneficial ownership of Common Stock, then Ms. Partynski will be deemed to beneficially own 8.8% of the Company's Common Stock upon the vesting of these shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Partynski and any other person with respect to any securities of Hemlock, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Ms. Partynski are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         None.

CUSIP No. 423666-10-6                 13D                   Page 10 of 10 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 8, 2000                                    /s/ MAUREEN G. PARTYNSKI
      ----------------                               ---------------------------
                                                     Maureen G. Partynski





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).